UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.    )*

Franklin Resources, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

354613101

(CUSIP Number)

January 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

CUSIP No. 354613101	13G	Page 2 of 7

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Power Corporation of Canada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,557,117 (1) (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 31,557,117 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,557,117 (1) (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (1) (2) (3)
12.	TYPE OF REPORTING PERSON HC-CO

(1)

Represents 31,557,117 shares of Common Stock, par value $0.10 per share (the “Common Shares”), of Franklin Resources, Inc. (the “Issuer”) owned directly by PAFI, LLC, an indirect wholly owned subsidiary of Great-West Lifeco Inc. and indirect subsidiary of Power Corporation of Canada.

(2)	Power Corporation of Canada may be deemed to have shared voting and dispositive power over the 31,557,117 Common Shares owned directly by PAFI, LLC.
(3)

The percentage reported in this Schedule 13G is based on the sum of (i) 494,584,385 Common Shares outstanding as of October 31, 2023 according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on November 14, 2023 and (ii) 31,557,117 Common Shares acquired by PAFI, LLC on January 1, 2024 and reported in this Schedule 13G.

CUSIP No. 354613101	13G	Page 3 of 7

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Great-West Lifeco Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,557,117 (1) (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 31,557,117 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,557,117 (1) (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (1) (2) (3)
12.	TYPE OF REPORTING PERSON HC-CO

(1)	Represents 31,557,117 Common Shares of the Issuer owned directly by PAFI, LLC, an indirect wholly owned subsidiary of Great-West Lifeco Inc. and subsidiary of Power Corporation of Canada.
(2)	Great-West Lifeco Inc., a subsidiary of Power Corporation of Canada, may be deemed to have shared voting and dispositive power over the 31,557,117 Common Shares owned directly by PAFI, LLC.
(3)

The percentage reported in this Schedule 13G is based on the sum of (i) 494,584,385 Common Shares outstanding as of October 31, 2023 according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on November 14, 2023 and (ii) 31,557,117 Common Shares acquired by PAFI, LLC on January 1, 2024 and reported in this Schedule 13G.

CUSIP No. 354613101	13G	Page 4 of 7

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PAFI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,557,117 (1) (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 31,557,117 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,557,117 (1) (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (1) (2) (3)
12.	TYPE OF REPORTING PERSON OO

(1)	Represents 31,557,117 Common Shares of the Issuer owned directly by PAFI, LLC, an indirect wholly owned subsidiary of Great-West Lifeco Inc. and subsidiary of Power Corporation of Canada.
(2)	PAFI, LLC may be deemed to have shared voting and dispositive power over the 31,557,117 Common Shares it owns directly.
(3)

The percentage reported in this Schedule 13G is based on the sum of (i) 494,584,385 Common Shares outstanding as of October 31, 2023 according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on November 14, 2023 and (ii) 31,557,117 Common Shares acquired by PAFI, LLC on January 1, 2024 and reported in this Schedule 13G.

CUSIP No. 354613101	13G	Page 5 of 7

Item 1(a).	Name of Issuer:
Franklin Resources, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Franklin Parkway San Mateo, CA 94403

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Power Corporation of Canada, Great-West Lifeco Inc. and PAFI, LLC (collectively, the “Reporting Persons”) with respect to the Common Shares of the Issuer. Attached as Exhibit 99.1 is a copy of an agreement between the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

The Desmarais Family Residuary Trust (the “Trust”), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, the trustees of which are Paul Desmarais, Jr., André Desmarais, Sophie Desmarais, Michel Plessis-Bélair and Guy Fortin, may be deemed to control the Reporting Persons. Decisions with respect to voting the shares of the Reporting Persons held directly and indirectly by the Trust are determined by a majority of the trustees, excluding Sophie Desmarais. The Trust was formed under the laws of Québec and has its address at 759 Square Victoria, Montreal (Québec), Canada H2Y 2J7.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by the Reporting Persons. The filing does not reflect securities beneficially owned, if any, by other any subsidiaries of the Reporting Persons whose ownership of securities is disaggregated from that of the Reporting Persons in accordance with the Release.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is as follows:

Power Corporation of Canada

751 Victoria Square,

Montréal, Québec, Canada H2Y2J3

Great-West Lifeco Inc.

100 Osborne Street North

Winnipeg, Manitoba, Canada R3C 3A5

PAFI, LLC

8515 E. Orchard Road

Greenwood Village, CO 80111

Item 2(c).	Citizenship:

Power Corporation of Canada and Great-West Lifeco Inc. are organized under the laws of Canada. PAFI, LLC is organized under the laws of the State of Colorado.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.10 per share

CUSIP No. 354613101	13G	Page 6 of 7

Item 2(e).	CUSIP Number:

354613101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Item 4(a)—(c) is set forth in Rows (5)—(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

CUSIP No. 354613101	13G	Page 7 of 7

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

No persons other than those set forth herein are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Franklin Resources, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See attached Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to § 240.13d-1(c) or § 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Due to the relationships between them, the Reporting Persons may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2024

Power Corporation of Canada

By	/s/ Stéphane Lemay
	Name:	Stéphane Lemay
	Title:	Vice-President, General Counsel and Secretary

Great-West Lifeco Inc.

By	/s/ Paul Mahon
	Name:	Paul Mahon
	Title:	President and Chief Executive Officer

PAFI, LLC

By	/s/ Christine Moritz
	Name:	Christine Moritz
	Title:	President